EXHIBIT 99.1

February 22, 2013

Immediate Report – Reduced Credit Ratings.

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced today that Standard & Poor’s Maalot reduced the credit ratings for the Company and its subsidiary, Pelephone Communications Ltd. (“Pelephone”), from AA+/Negative Outlook to AA/Stable and the credit rating for the bonds of the Company and Pelephone from AA+ to AA.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.